Exhibit 99.1

MAG SILVER CORP. Unaudited Condensed Interim Consolidated Financial Statements (expressed in US$) For the three months ended March 31, 2015 Dated: May 11, 2015

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(expressed in US$ dollars unless otherwise stated)
	Note	March 31, 2015	December 31, 2014

ASSETS

CURRENT
Cash		$83,268,077	$86,280,385
Accounts receivable	3	296,812	583,373
Marketable securities	4	215,468	364,584
Prepaid expenses		545,847	355,909
TOTAL CURRENT ASSETS		84,326,204	87,584,251
EQUIPMENT	5	48,625	52,567
INVESTMENT IN ASSOCIATE	6	29,788,566	27,598,153
EXPLORATION AND EVALUATION ASSETS	7	50,968,021	50,480,496
OPTION TO ACQUIRE MINERAL INTEREST	7c	3,582,220	3,808,029
TOTAL ASSETS		$168,713,636	$169,523,496

LIABILITIES

CURRENT
Trade and other payables		$588,978	$550,509
COMMITMENTS	7,14

DEFERRED INCOME TAXES		3,682,347	3,682,347

TOTAL LIABILITIES		4,271,325	4,232,856

EQUITY

Share capital	8
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at March 31, 2015 - 69,173,076 (Dec. 31, 2014 - 68,860,536)		259,663,440	257,023,003
Equity reserve		18,607,269	19,485,539
Accumulated other comprehensive income		784,258	858,580
Deficit		(114,612,656)	(112,076,482)
TOTAL EQUITY		164,442,311	165,290,640
TOTAL LIABILITIES AND EQUITY		$168,713,636	$169,523,496

SUBSEQUENT EVENTS	15

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(expressed in US$ dollars unless otherwise stated)

		For the	For the
		three month	three month
		period ended	period ended
		March 31	March 31,
	Note	2015	2014
EXPENSES
Accounting and audit		$86,319	$96,956
Amortization	5	3,942	5,950
Filing and transfer agent fees		153,379	117,323
Foreign exchange loss (gain)	2k	1,093,759	(620,192)
General office expenses		131,003	142,173
Legal		37,782	106,548
Property investigation		101,557	63,487
Management compensation and consulting fees		404,758	601,467
Share based payment expense	8b,c,d	321,041	434,408
Shareholder relations		145,371	96,969
Travel		74,601	80,791
		2,553,512	1,125,880
INTEREST INCOME		92,132	32,718
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES	4	(74,794)	-
LOSS FOR THE PERIOD		$(2,536,174)	$(1,093,162)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	2k	-	(1,002,367)
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF TAXES	4	(74,332)	29,084
		(74,332)	(973,283)

TOTAL COMPREHENSIVE LOSS		$(2,610,506)	$(2,066,445)

BASIC AND DILUTED
LOSS PER SHARE		$(0.04)	$(0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED		69,039,998	60,159,455

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(expressed in US$ unless otherwise stated)								Accumulated
							Unrealized	other
			Common shares			Currency	gain (loss) on	comprehensive
			without par value		Equity	translation	marketable	income (loss)		Total
	Note		Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity

Balance, January 1, 2014			60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	101,383,160
Stock options exercised	8a,b		293,750	2,303,260	(664,625)	-	-	-	-	1,638,635
Stock options exercised cashless	8a,b		7,068	53,250	(53,250)	-	-	-	-	-
Share based payment expense			-	-	3,502,481	-	-	-	-	3,502,481
Issued for cash	8	a	8,418,000	75,086,615	-	-	-	-	-	75,086,615

Currency translation adjustment	2	k	-	-	-	(186,876)	-	(186,876)	-	(186,876)
Unrealized loss on marketable securities	4		-	-	-	-	(172)	(172)	-	(172)
Net loss			-	-	-	-	-	-	(16,133,203)	(16,133,203)
Total Comprehensive Loss			-	-	-	-	-	-	-	(16,320,251)

Balance, December 31, 2014			68,860,536	$257,023,003	$19,485,539	$784,258	$74,322	$858,580	$(112,076,482)	165,290,640
Stock options exercised	8a,b		239,100	2,095,224	(654,098)	-	-	-	-	1,441,126
Stock options exercised cashless	8a,b		73,440	545,213	(545,213)	-	-	-	-	-
Share based payment expense	8b,c,d		-	-	321,041	-	-	-	-	321,041

Unrealized loss on marketable securities	4		-	-	-	-	(74,322)	(74,322)	-	(74,322)
Net loss			-	-	-	-	-	-	(2,536,174)	(2,536,174)
Total Comprehensive Loss			-	-	-	-	-	-	-	(2,610,496)

Balance, March 31, 2015			69,173,076	$259,663,440	$18,607,269	$784,258	$-	$784,258	$(114,612,656)	164,442,311

Three Month Comparative:
Balance, January 1, 2014			60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	$101,383,160
Stock options exercised	8a,b		67,836	473,449	(136,754)	-	-	-	-	336,695
Share based payment expense	8	b	-	-	434,408	-	-	-	-	434,408

Currency translation adjustment	2	k	-	-	-	(1,002,367)	-	(1,002,367)	-	(1,002,367)
Unrealized gain on marketable securities	4		-	-	-	-	29,084	29,084	-	29,084
Net loss			-	-	-	-	-	-	(1,093,162)	(1,093,162)
Total Comprehensive Loss			-	-	-	(1,002,367)	29,084	(973,283)	(1,093,162)	(2,066,445)

Balance, March 31, 2014			60,209,554	$180,053,327	$16,998,587	$(31,233)	$103,578	$72,345	$(97,036,441)	$100,087,818

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(expressed in US dollars unless otherwise stated)
		For the	For the
		three month	three month
		period ended	period ended
		March 31,	March 31,
	Note	2015	2014

OPERATING ACTIVITIES
Loss for the period		$(2,536,174)	$(1,093,162)
Items not involving cash:
Amortization	5	3,942	5,950
Impairment of investment in available-for-sale securities	4	74,794	-
Share based payment expense	8b,c,d	321,041	434,408
Unrealized foreign exchange loss (gain)	2k	1,090,196	(625,658)

Changes in operating assets and liabilities
Accounts receivable		286,561	(180,641)
Prepaid expenses		(189,938)	(274,010)
Trade and other payables		3,388	214,706
Net cash used in operating activities		(946,190)	(1,518,407)

INVESTING ACTIVITIES
Investment in associate	6	(2,191,673)	(1,755,906)
Exploration and evaluation expenditures	7	(437,030)	(357,726)
Expenditures under Option to acquire Mineral interest	7	(108,625)	(1,374,424)
Net cash used in investing activities		(2,737,328)	(3,488,055)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8	1,441,126	336,695
Net cash from financing activities		1,441,126	336,695

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(769,916)	(309,145)

DECREASE IN CASH		(3,012,308)	(4,978,912)
CASH, BEGINNING OF YEAR		86,280,385	25,050,948
CASH, END OF PERIOD		$83,268,077	$20,072,036

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

1.           NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties in Mexico that it has either staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”), in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.  On a prospective basis, the Company changed the functional currency of the parent Company MAG from the Canadian dollar to the US dollar, effective July 1, 2014 (Note 2(d) and 2(k) below).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

These condensed interim consolidated financial statements (“Interim Financial Statements”) have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 11, 2015.

(a)           Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at March 31, 2015 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These interim financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, estimate of fair value of the option to acquire mineral interest, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, option to acquire mineral interest and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b), 2(e) and 2(g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$ is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate. In the prior year, the Company reassessed the functional currency of its parent entity due to the changes in circumstances and determined that the functional currency of its parent entity had changed from the Canadian dollar to the US$ as of July 1, 2014. The determination of the functional currency of the parent entity is one of significant judgement and took into account the primary and secondary indicators to determine the functional currency.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

An option agreement to exercise the acquisition in shares of an entity, which holds an underlying mineral property interest, is a financial instrument.  The option derivative is measured at fair value at each reporting period, unless the value of the derivative is not reliably measurable at which point the investment is recognized at its cost.

(f)           Cash

Due to the low market interest rates available on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management maintains the Company’s cash in liquid high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  If the option agreement relates to the acquisition in shares of an entity, which holds an underlying mineral property interest, the option to acquire the shares in another entity is a financial instrument (see (e) Financial instruments above).  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment                                                       30% declining balance
Field equipment                                                                30% declining balance
Leasehold improvements                                                straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at March 31, 2015 or December 31, 2014.

(k)	Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

In the prior year, the Company reassessed the functional currency of its parent entity due to the changes in circumstances and determined that the functional currency of its parent entity had changed from the Canadian dollar to the US$ as of July 1, 2014.  The Company applied the change to functional currency as of July 1, 2014 on a prospective basis.

The Company’s reporting and presentation currency is the US$.

(l)           Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, but are excluded from the computation if their effect is anti-dilutive.

As at March 31, 2015, the Company had 4,080,690 (March 31, 2014: 4,237,122) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant and are recorded in profit and loss over their vesting periods.  The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at March 31, 2015. These include:

IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In April 2015, the IASB tentatively determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

Annual Amendments.  In September 2014, the IASB issued the Annual Improvements 2012-2014 cycles and is applicable for annual periods beginning on or after January 1, 2016 with earlier adoption permitted. The Company is assessing the impact of these amendments:

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11 Joint Arrangements);
•	Equity Method in Separate Financial Statements (Amendments to IAS 27); and,
•	Disclosure of information elsewhere in the interim financial report (amendments to IAS 34 Interim Financial Reporting)

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

3.            ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2015	2014
Goods and services tax ("GST") recoverable	$38,175	$24,537
Mexican value added tax ("IVA") recoverable	251,178	549,321
Interest receivable and other	7,459	9,515
	$296,812	$583,373

All amounts are expected to be recovered within a year.

4.	MARKETABLE SECURITIES

The Company holds strategic investments in marketable securities designated as available-for-sale securities as follows:

	March 31	December 31,
	2015	2014
	Fair Value	Fair Value
Available-for-sale securities	$215,468	$364,584

During the quarter ended March 31, 2015, the Company recorded an unrealized loss, net of nil taxes, of $74,322 in other comprehensive income (loss) (March 31, 2014: unrealized gain, net of tax, of $29,084) on marketable securities designated as available-for-sale instruments.

	March 31,	December 31,
	2015	2014
Fair value, beginning of year	$364,584	$486,700
Purchase of marketable securities	-	106,200
Unrealized loss for the period	(74,322)	(172)
Impairment for the period	(74,794)	(227,640)
Translation adjustment to June 30, 2014 (Notes 2(k))	-	(504)
Fair value, end of period	$215,468	$364,584

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. For the period ended March 31, 2015, after management’s review and based on objective evidence, an impairment of $74,794 (March 31, 2014: Nil) was recognized in the consolidated statement of loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

5.	EQUIPMENT

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2014	$242,433	$161,590	$7,208	$411,231
Additions	10,230	-	-	10,230
Translation adjustment to June 30, 2014 (Notes 2(k))	(550)	(515)	(23)	(1,088)
Balance December 31, 2014	$252,113	$161,075	$7,185	$420,373
Additions	-	-	-	-
Balance March 31, 2015	$252,113	$161,075	$7,185	$420,373

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2014	$191,730	$134,767	$6,124	$332,621
Amortization for the period	23,725	10,399	1,061	35,185
Balance as at December 31, 2014	$215,455	$145,166	$7,185	$367,806
Amortization for the period	2,749	1,193	-	3,942
Balance as at March 31, 2015	$218,204	$146,359	$7,185	$371,748

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2014	$36,658	$15,909	$-	$52,567
At March 31, 2015	$33,909	$14,716	$-	$48,625

6.           INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at March 31, 2015, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement .

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	March 31,	December 31,
	2015	2014
Joint venture oversight expenditures incurred 100% by MAG	$34,413	$360,177
Cash contributions to Minera Juanicipio (1)	2,156,000	4,378,000
Total for the current period	2,190,413	4,738,177
Equity pick up of current loss for the period (2)	-	(231,375)
Balance, January 1, 2015 and 2014	27,598,153	23,093,221
	29,788,566	27,600,023
Translation adjustment to June 30, 2014 (Note 2(k))	-	(1,870)
Balance, end of period	$29,788,566	$27,598,153

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.

(2) Represents the Company's 44% share of Minera Juanicipio's loss for the period, as determined by the Company (March 31, 2014: Nil).

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	March 31,	December 31,
	2015	2014

Cash and short term investments	$2,142,647	$417,860
IVA and other receivables	3,783,576	3,617,014
Total current assets	5,926,223	4,034,874
Minerals, surface rights, exploration & development expenditures	59,980,321	57,594,111
Total assets	$65,906,544	$61,628,985

Payables to Peñoles and other vendors	$340,797	$769,539
Deferred income tax liability	4,015,936	4,015,936
Total liabilities	4,356,733	4,785,475
Shareholders equity	61,549,811	56,843,510
Total liabilities & equity	$65,906,544	$61,628,985

	March 31,	December 31,
	2015	2014

Deferred income tax expense	$-	$-
Exchange Loss	-	525,853

Net loss after deferred income taxes	$-	$525,853

MAG's 44% equity pick up	$-	$231,375

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the quarter ended March 31, 2015 amounted to $2,338,775 (March 31, 2014: $1,349,062).

There are no operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

7.	EXPLORATION AND EVALUATION ASSETS AND OPTION TO ACQUIRE MINERAL INTEREST

The Company has the following exploration and evaluation assets, including an option to acquire up to 70% of a company which holds the Salamandra property:

	Three months ended March 31, 2015
	Cinco de
	Mayo (a)	Guigui (b)	Total	Salamandra (c)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$34,448	$34,448	$-
Camp and site costs	16,096	3,869	19,965	2,023
Community relations & legal	170,463	10,212	180,675	-
Convertible loan advances (c)	-	-	-	73,447
Geochemical & metallurgical	-	1,525	1,525	-
Geological & geophysical	23,004	18,513	41,517	18,888
Land taxes and gov't fees	139,407	45,419	184,826	-
Travel, transport & shipping	19,530	5,039	24,569	112
Total for the period	368,500	119,025	487,525	94,470
Balance January 1, 2015	47,327,634	3,152,862	50,480,496	3,808,029
Exchange difference	-	-	-	(320,279)
Balance, March 31, 2015	$47,696,134	$3,271,887	$50,968,021	$3,582,220

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

		Year ended December 31, 2014
	(Batopilas)	Cinco de
	Don Fippi	Mayo (a)	Guigui (b)	Total	Salamandra (c)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$33,837	$-	$33,837	$182,687
Camp and site costs	21,495	82,480	2,676	106,651	51,298
Community relations & legal	-	628,647	-	628,647	-
Convertible loan advances (c)	-	-	-	-	2,924,251
Geological & geophysical	32,960	178,197	33,709	244,866	212,526
Land taxes & gov't fees	44,120	186,110	89,281	319,511	50,227
Travel, transport & shipping	8,168	136,188	10,254	154,610	18,325
Total for the year	106,743	1,245,459	135,920	1,488,122	3,439,314
Balance January 1, 2014	6,311,644	46,082,175	3,016,942	55,410,761	1,065,075
Less: Amounts written-off	(6,418,387)	-	-	(6,418,387)	-
Less: Transferred to Convertible loan advance	-	-	-	-	(433,194)
Exchange difference	-	-	-	-	(263,166)
Balance, December 31, 2014	$-	$47,327,634	$3,152,862	$50,480,496	$3,808,029

At March 31, 2015, trade and other payables includes exploration and evaluation asset expenditures of $189,528 (March 31, 2014: $395,315), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000 for the concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000 for the concessions.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $70,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $110,000 in 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process.  The Company believes this permit delay will be resolved and is working to permanently secure surface access with the Ejido.

To March 31, 2015, the Company has incurred $47,696,134 on exploration and evaluation costs on the property.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

(b)	Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed for and obtained an additional 3,800 hectare “Guiguito” concession in 2013, and the combined property now consists of roughly 8,300 hectares.

To March 31, 2015, the Company has incurred $3,271,887 on exploration and evaluation costs on the property.

(c)	Option to Acquire Mineral Interest (Salamandra Property)

In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement and a further C$150,000 upon the first anniversary of the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017.  As of March 31, 2015 the Company had drilled 10,112 metres on the property, and incurred C$4.5 million in eligible exploration expenditures under the terms of the option agreement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.  A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Under the terms of the earn in agreement, the Company’s required exploration expenditures are to be incurred through advances to CRD Minerals Corp., which are then advanced to a Mexican operating subsidiary in order to incur the property expenditures.  The advances are by way of convertible loan to CRD Minerals Corp., which is non-interest bearing and payable by way of loan conversion of C$5,500,000 into common shares representing 55% (and further amounts as outlined above, in exchange for a further 15%) interest in CRD Minerals Corp.  If MAG does not exercise its earn in option under the convertible loan, any such advances shall be forfeited under the terms of the agreement.

To March 31, 2015, advances to CRD Minerals Corp. and direct exploration expenditures totaled $3,582,220 under the Company’s option to acquire mineral interest.  Given the early stage of the exploration work on the project, this amount represents management’s best estimate of the fair value of the option to acquire a mineral interest at March 31, 2015.

There were no exploration and evaluation assets written off in the quarter ended March 31, 2015 (March 31, 2014 - Nil). During the year ended December 31, 2014, the Company wrote down exploration and evaluation assets totaling $6,418,387 for the Don Fippi (Batopilas) claims as part of a strategic refocusing by the Company on its core properties.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

8.           SHARE CAPITAL

(a)           Issued and outstanding

At March 31, 2015, there were 69,173,076 shares outstanding (December 31, 2014: 68,860,536).

On July 16, 2014, the Company closed a bought deal public offering of 7,712,000 common shares, including 392,000 common shares issued on partial exercise of an over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000). On August 18, 2014, the remaining over-allotment option granted to the underwriters to purchase up to an additional 706,000 common shares was exercised in full for additional gross proceeds of $6,640,819 (C$7,236,500) for total gross proceeds of $80,017,125.  The Company paid a 5% commission to the underwriters of $4,000,856 and legal and filing costs totaled an additional $929,654, resulting in net proceeds of $75,086,615.

During the quarter ended March 31, 2015, 239,100 stock options were exercised for cash proceeds of $1,441,126 (March 31, 2014: 67,836 stock options were exercised for cash proceeds of $336,695) and 220,500 additional stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 73,440 shares were issued in settlement of the stock options (March 31, 2014 – Nil).

During the year ended December 31, 2014, 293,750 stock options were exercised for cash proceeds of $1,638,635 and 24,668 additional stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 7,068 shares were issued in settlement of the stock options.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. On June 24, 2014, the Shareholders re-approved the Company’s 8% rolling Stock Option Plan (the “Plan”).  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 8 (c) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at March 31, 2015, there are 3,301,940 stock options outstanding under the Plan and 600,000 inducement options outstanding outside of the Plan.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	March 31,	exercise price	December 31,	exercise price
	2015	(C$/option)	2014	(C$/option)
Balance outstanding,
beginning of year	4,361,540	$8.47	4,304,958	$8.17
Granted (1)	-	-	375,000	9.93
Exercised for cash (2)	(239,100)	7.41	(293,750)	6.19
Exercised cashless (2)	(220,500)	6.87	(24,668)	5.63
Balance outstanding,
end of period	3,901,940	$8.63	4,361,540	$8.47

(1) During the quarter ended March 31, 2015, no stock options were granted (March 31, 2014: Nil).

(2) During the quarter ended March 31, 2015, 459,600 stock options were exercised (March 31, 2014: 67,836), with a weighted average market share price at the time of exercise of C$9.74 per share (March 31, 2014: C$8.63).

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant the exercise price of each option is set, and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

During the quarter ended March 31, 2015, the Company recorded share based payment expense of $210,087 (March 31, 2014: $434,408) relating to stock options vested to employees and consultants in the period.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at March 31, 2015:

	Number	Number	Weighted average
Exercise	outstanding at	exercisable at	remaining
price ($C/	March 31	March 31	contractual life
option)	2015	2015	(years)
(1) 5.35	500,000	333,334	3.54
5.86	818,800	618,800	3.21
8.90	35,000	35,000	4.42
9.15	588,855	588,855	2.34
(1) 9.61	100,000	100,000	2.92
9.92	564,285	564,285	0.73
10.04	340,000	155,000	4.25
10.44	640,000	640,000	1.42
11.89	15,000	15,000	0.74
12.19	300,000	300,000	2.51

	3,901,940	3,350,274	2.50

(1) Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

(c)           Restricted and performance share units

On June 24, 2014, the Shareholders approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 8 (b) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

During the quarter ended March 31, 2015, no RSUs were granted (March 31, 2014 – Nil).

As at March 31, 2015, there are 55,278 RSUs issued and outstanding under the Share Unit Plan, 18,426 of which have vested and are convertible into common shares of the Company. In the period ended March 31, 2015, the Company recognized a share-based payment expense of $63,189 (March 31, 2014: Nil) relating to RSUs vesting in the period.

 (d)           Deferred share units

On June 24, 2014, the Shareholders approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”).  Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 8 (b) and 8(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

Although no DSUs were granted in the quarter ended March 31, 2015 (March 31, 2014: Nil), some directors elected to receive their retainer and meeting fees for the quarter in the form of DSUs, which were granted subsequent to the period end (see Note 15).  The resulting share-based payment expense of $47,765 (March 31, 2014: Nil) was accrued in the quarter ended March 31, 2015.  Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible Director’s termination date.

As at March 31, 2015, there are 123,472 DSUs issued and outstanding under the DSU Plan.

As at March 31, 2015, there are 3,480,690 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 5.03% of the issued and outstanding common shares on a non-diluted basis, and there are 2,053,156 share based awards available for grant under these combined share compensation arrangements.

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash.

Capital as defined above is summarized in the following table:
	March 31,	December 31,
	2015	2014
Equity	$164,442,311	$165,290,640
Cash	(83,268,077)	(86,280,385)
	$81,174,234	$79,010,255

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

As at March 31, 2015, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($83.7 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flows to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)           Mexican value added tax
As at March 31, 2015, the Company had a receivable of $251,178 from the Mexican government for value added tax (Note 3).  Management expects the balance to be fully recoverable within the year.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The Company’s maximum exposure to credit risk is the carrying value of its cash and accounts receivable, as follows:

	March 31,	December 31,
	2015	2014
Cash	$83,268,077	$86,280,385
Accounts receivable (see Note 3)	296,812	583,373
	$83,564,889	$86,863,758

(b)           Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at March 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

March 31, 2015	Mexican peso	Canadian dollar

Cash	$184,711	$8,239,255
Accounts receivable	251,179	45,634
Prepaid	13,350	-
Marketable securities	-	215,468
Option to acquire mineral interest	-	3,582,220
Accounts payable	(231,043)	(225,957)
Net assets exposure (US$ equivalent)	$218,197	$11,856,620

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

March 31, 2014(1)	Mexican pesos	US dollar

Cash	50,196	$12,436,119
Accounts receivable	1,109,423	-
Prepaid	9,133	-
Accounts payable	(282,943)	(267,340)
Net assets exposure (US$ equivalent)	$885,809	$12,168,779

(1) As at March 31, 2014, the functional currency of the MAG parent company was the Canadian dollar (see Note 2(k) above).

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at March 31, 2015 is 3,325,915 pesos (March 31, 2014: 11,590,022 pesos).  A 10% appreciation in the peso against the US$ would result in gain at March 31, 2015 of $21,820 (March 31, 2014: $88,580), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2015 is C$15,017,884 (March 31, 2014: C$10,834,795).  A 10% appreciation in the C$ against the US$ would result in gain at March 31, 2015 of $1,185,663, while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

 (d)           Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities, option to acquire mineral interest and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company’s financial assets and liabilities are categorized as follows:

	Period ended March 31, 2015
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$83,268,077	-	-	-	$83,268,077
Accounts receivables (Note 3)	-	-	296,812	-	296,812
Marketable securities (Note 4)	-	215,468	-	-	215,468
Option to acquire
mineral interest (Note 7(c))	3,582,220	-	-	-	3,582,220
Financial liabilities
Trade and other payables	-	-	-	588,978	588,978

	Year ended December 31, 2014
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$86,280,385	-	-	-	$86,280,385
Accounts receivables (Note 3)	-	-	583,373	-	583,373
Marketable securities (Note 4)	-	364,584	-	-	364,584
Option to acquire
mineral interest (Note 7(c))	3,808,029	-	-	-	3,808,029
Financial liabilities
Trade and other payables	-	-	-	550,509	550,509

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Period ended March 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$83,268,077	-	-	$83,268,077
Marketable securities (Note 4)(1)	215,468	-	-	215,468
Option to acquire
mineral interest (Note 7(c))	-	-	3,582,220	3,582,220
	$83,483,545	$-	$3,582,220	$87,065,765

	Year ended December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash	$86,280,385	-	-	$86,280,385
Marketable securities (Note 4)(1)	364,584	-	-	364,584
Option to acquire
mineral interest (Note 7(c))	-	-	3,808,029	3,808,029
	$86,644,969	$-	$3,808,029	$90,452,998

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

There were no transfers between levels 1, 2 and 3 during the quarter ended March 31, 2015 or during year ended December 31, 2014.

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director (Dr. Peter Megaw) with the Company.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company, although he continues to be remunerated through IMDEX as outlined below.  Dr. Megaw is also a principal of both IMDEX and Cascabel.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

For the three months ended March 31			2015	2014
	Cascabel & IMDEX	IMDEX related to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$61,840	$77,180	$139,020	$114,877
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	195,220	24,600	219,820	318,919
	$257,060	$101,780	$358,840	$433,796

(1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at March 31, 2015 is $219,589 related to these services (March 31, 2014: $309,005).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. Although the contract originally expired on December 31, 2014, it was renewed in 2015 on a per diem basis, and consulting fees of C$9,900 were accrued or paid in the quarter ended March 31, 2015 (March 31, 2015: C$137,058). Included in trade and other payables at March 31, 2015 is C$3,465 related to these services (March 31, 2014: C$47,970).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2015 (%)	2014 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at March 31, 2015, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended March 31,
	2015	2014
Salaries and other short term employee benefits	$260,805	$318,454
Share based payments (Note 8(b), (c ), and (d))	165,592	384,534
	$426,397	$702,988

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2015 (expressed in US dollars unless otherwise stated)

14.           COMMITMENTS

As at March 31, 2015, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)

2015	97,123	267,900	-	365,023
2016	121,852	197,375	-	319,227
2017	136,359	-	707,750	844,109
2018	139,794	-	-	139,794
2019	143,226	-	-	143,226
	$638,354	$465,275	$707,750	$1,811,379

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% NSR royalty on the interest in the Guigui mining concessions (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.           SUBSEQUENT EVENTS

Subsequent to March 31, 2015, the Company granted 7,948 DSUs to Directors who elected to receive DSUs in lieu of cash payment for their first quarter retainer and meeting fees. The DSUs are to be share settled and vest immediately.